SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 14, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Plaintiffs and Novartis Pharmaceuticals Corporation, a US subsidiary of Novartis AG, agree to resolve all gender discrimination claims associated with class action

•                  Agreement reached between Novartis Pharmaceuticals Corporation (NPC) and Class Plaintiffs — company to make monetary payment of up to USD 152.5 million to eligible class members

•                      As part of its commitment to fostering a diverse and inclusive workforce, NPC is implementing comprehensive programs designed to ensure that all members of its sales force are treated fairly

Basel, July 14, 2010 —Novartis Pharmaceuticals Corporation (NPC), a US subsidiary of Novartis AG, and Sanford Wittels & Heisler, LLP, Counsel to the Plaintiffs and the Class, have announced an amicable end to their litigation. Today the parties filed papers in the Southern District of New York memorializing a settlement agreement including up to USD 152.5 million in payments to eligible class members and NPC’s funding, over three years, of improvements to policies and programs valued at an estimated USD 22.5 million.

While the company maintains that the alleged behavior described during the trial is not systemic, NPC has agreed with the Plaintiffs to end the ongoing proceedings and make monetary payments to eligible class members for back-pay and compensatory damages in the amount of up to USD152.5 million. “While we believe that there was not systemic discrimination at NPC, the trial revealed that some of our associates had experiences influenced by managerial behavior inconsistent with our values” said Joe Jimenez, CEO of Novartis AG. “As a company we are now even more strongly resolved to ensure that all our employees act and behave in accordance with our corporate values. We aspire to be a leader in diversity and inclusion, and I am committed to implementing decisive measures to ensure that we act in accordance with our values.”

“Novartis has agreed to a momentous settlement,” explained David Sanford, lead counsel for the Plaintiffs. “The terms of this agreement allow for full compensation of both former and current female field force employees, ensuring that every woman who worked at Novartis over the past eight years has been compensated fairly.”

As part of the agreement and consistent with its philosophy to foster a diverse and inclusive workforce, NPC is implementing comprehensive programs designed to ensure fair treatment of all members of the NPC sales force. The measures agreed to by the parties set high standards, and the company is committed to occupy a leadership position for gender equity in the industry.

“In this settlement, Novartis establishes itself as a leader on issues for women in the workplace,” said Katherine Kimpel, co-lead counsel for the Plaintiffs. “In particular, NPC is committed to substantially revising its human resources policies, revamping its personnel management systems, and strengthening its commitment to ensuring gender equality in the workplace.”

As part of the measures, NPC will enhance many of its ongoing commitments to all employees and will add additional programs and initiatives to further strengthen its commitment to a diverse and inclusive environment. For example:

•                  NPC will revise its sexual harassment policy and training, making it even clearer that the company will not tolerate inappropriate behavior or comments from employees, customers or healthcare providers.

•                  NPC will also further strengthen its complaint process to ensure employees can safely raise concerns and that those concerns will be addressed in a timely and thorough fashion;

•                  NPC  will retain an external specialist to conduct adverse impact analyses aimed at identifying and remedying, with recommendations from Class Counsel, unjustified gender disparities;

•                  NPC will revise its performance management process to ensure it is fair to all employees.

The full range of changes and improvements that NPC will be making are detailed in the settlement agreement filed with the Court. The agreement remains subject to final court approval.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

About Class Counsel

The Plaintiffs and the Class are represented by Sanford Wittels & Heisler, LLP.  Sanford Wittels & Heisler is a law firm with offices in Washington, D.C., New York, and San Francisco that specializes in employment discrimination, wage and hour, consumer and complex corporate class action litigation and has represented thousands of individuals in some of the major class action cases in the United States. The firm also represents individual clients in employment, employment discrimination, sexual harassment, whistleblower, public accommodations, commercial, medical malpractice, and personal injury matters.  For more information, please visit http://www.swhlegal.com.

# # #

Sanford Wittels & Heisler, LLP Media Relations

Jamie Moss of newsPRos:

201-493-1027

jamie@newsPRos.com

For Sanford Wittels & Heisler multimedia content, please visit www.swhlegal.com/newsroom.html

Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff	Anna Frable
Novartis Global Media Relations	Novartis Pharmaceuticals Corporation
+41 61 324 7999 (direct)	+1 862 778 5388 (direct)
+41 79 593 4202 (mobile)	+1 732 673 5262 (mobile)
eric.althoff@novartis.com	anna.frable@novartis.com

Pam McKinlay
Novartis Corporate Communications
+1 212 830 2465 (direct)
+1 862 221 0151 (mobile)
pamela.mckinlay@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis

For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “committed”, “continues to”, or similar expressions, or by express or implied discussions regarding the potential outcome of any appeal which may be filed in the litigation which is the subject of this press release. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that NPC would be successful in any appeal which may be filed in the litigation which is the subject of this release. In particular, management’s expectations could be affected by, among other things, the inherent unpredictability of the litigation process, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 14, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting